Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NOVAGOLD RESOURCES INC. 2300 - 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

February 8, 2006

Item 3.	News Release

A news release announcing the material change referred to in this report was issued on February 8, 2006.

Item 4.	Summary of Material Changes

On February 8, 2006, NovaGold Resources Inc. (the “Company”) announced that it had successfully closed its public offering of 14,950,000 common shares at a price of US$11.75 (C$13.43) per common share for gross proceeds of US$175.7 million (C$200.8 million). Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets were joint bookrunners for the transaction.

Item 5.	Full Description of Material Change

On February 8, 2006, the Company announced that it had successfully closed its public offering of 14,950,000 common shares at a price of US$11.75 (C$13.43) per common share for gross proceeds of US$175.7 million (C$200.8 million). Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets were joint bookrunners for the transaction.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Robert J. (Don) MacDonald, Senior Vice President, Chief Financial Officer and Secretary, (604) 669-6227.

Item 9.	Date of Report

Executed this 8th day of February, 2006 in the City of Vancouver, in the Province of British Columbia.